January 30, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

RE:	DURECT Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File Number: 000-31615

Dear Mr. Rosenberg:

On behalf of DURECT Corporation (the “Company”), this letter responds to your letter of December 2, 2008 commenting on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”).

For ease of reference, we have repeated your comments in bold faced type prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1.	Business

Third-Party Collaborations, page 14

1.	Please revise your disclosure to include the following information about your agreement with Pain Therapeutics:

•	Aggregate payments paid/received to date;

•	Aggregate potential milestone payments; and

•	All other material terms.

Response:

We respectfully note that since the Company’s quarterly report on Form 10-Q for the period ended September 30, 2005, the Company has disclosed as part of Management’s Discussion and Analysis revenues recognized from Pain Therapeutics on an annual and quarterly basis. In response to the Staff’s request, in future filings, the Company will include the cumulative aggregate payments paid or received with respect to the agreement to the extent that the agreement remains material to the Company.

With regard to potential milestone payments and other material terms of the agreement, the Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including potential future milestone payments. The Company believes that it has disclosed other material non-confidential terms of the agreement. Copies of the non-confidential agreements have been filed as Exhibits 10.34 and 10.45, respectively, to the Company’s Form 10-K.

2.	Please revise your disclosure to include the following information about your agreement with Endo Pharmaceuticals in relation to TRANSDUR-Sufentanil:

•	Royalty provisions, including the percentage range of royalties if applicable; and

•	All other material terms.

Response:

The Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to the royalty rates of the Development, Commercialization and Supply License Agreement with respect to TRANSDUR-Sufentanil, a copy of which has been filed as Exhibit 10.41 to our Form 10-K. The Company believes that it has disclosed other material non-confidential terms of the agreement.

3.	Please revise your disclosure to include the following information about your agreement with Voyager Pharmaceutical:

•	Aggregate payments paid/received to date;

•	Aggregate potential milestone payments; and

•	All other material terms.

Response:

We respectfully note that since the Company’s quarterly report on Form 10-Q for the period ended September 30, 2005, the Company has disclosed as part of Management’s Discussion and Analysis revenues received from Voyager Pharmaceuticals on an annual and quarterly basis. We note that the Company did not recognize any revenue from this collaboration in 2007 or 2008. In response to the Staff’s request, in future filings, the Company will include the cumulative aggregate payments paid or received with respect to the agreement to the extent that the agreement remains material to the Company.

With regard to potential milestone payments and other material terms of the agreement, the Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including potential future milestone payments. The Company believes that it has disclosed other material non-confidential terms of the agreement. A copy of the non-confidential agreement has been filed as Exhibit 10.29 to the Company’s Form 10-K.

4.	Please revise your disclosure to include the following information about your agreement with Endo Pharmaceuticals in relation to CHRONOGESIC:

•	Aggregate payments paid/received to date;

•	Profit sharing provisions; and

•	All other material terms.

Response:

We respectfully note that since the Company’s quarterly report on Form 10-Q for the period ended September 30, 2005, the Company has disclosed as part of Management’s Discussion and Analysis revenues recognized from Endo Pharmaceuticals on an annual and quarterly basis. We note that the Company has never recognized any revenue from this collaboration since the agreement was signed in 2002. This agreement was terminated as of April 17, 2008 as disclosed in the Company’s Form 8-K dated April 7, 2008.

With respect to historic disclosures with regard to potential milestone payments and other material terms of the agreement, the Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including profit sharing provisions. The Company believes that it has disclosed other material non-confidential terms of the agreement. Copies of the non-confidential agreements have been filed as Exhibits 10.33 and 10.37, respectively, to the Company’s Form 10-K.

5.	Please revise your disclosure to include the following information about your agreement with Alza Corporation:

•	Aggregate payments paid/received to date;

•	Aggregate potential milestone payments;

•	Minimum purchase requirements;

•	Royalty provisions, including the percentage range of royalties, if applicable;

•	Term and termination provisions; and

•	All other material terms.

Response:

The Company has made no payments to Alza under this agreement since 2005, nor has it received any payments from Alza under this agreement. Historical payments have been previously disclosed. Currently, the Company does not expect to perform additional significant activities under this agreement. Therefore, at present, the Company does not believe that this agreement is material. If it becomes material to the Company in the future, we will provide appropriate disclosure.

6.	Please revise your disclosure to include the following information about your agreement with NeuroSystec:

•	Aggregate payments paid/received to date;

•	Aggregate potential milestone payments;

•	Royalty provisions, including the percentage range of royalties, if applicable;

•	Term provisions; and

•	All other material terms.

Response:

We have not made any payments to NeuroSystec nor have we received any payments to date from NeuroSystec other than common stock that does not currently have a material value to the Company. In future filings, if there are any revenues recognized from NeuroSystec, we will include the cumulative aggregate payments paid or received with respect to the agreement to the extent that the agreement becomes material to the Company.

With regard to the term and termination provisions of the agreement, we respectfully note that the Company has previously disclosed that the agreement may be terminated by either party for material breach of the other party and by NeuroSystec without cause. In response to the Staff’s comment, we propose to update our prospective disclosure in our Form 10-K filing for the year ended December 31, 2008 to include disclosure that the agreement shall remain in effect until the expiration of NeuroSystec’s royalty obligations thereunder, which shall occur upon the expiration or invalidity of the last of DURECT’s related patent rights, unless the agreement is otherwise terminated earlier.

With regard to potential milestone payments and other material terms of the agreement, the Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including royalties. The Company believes that it has disclosed other material non-confidential terms of the agreement. A copy of the non-confidential agreement has been filed as Exhibit 10.39 to the Company’s Form 10-K.

Suppliers, page 18

7.	We note that you have entered in supply contracts with Eastman Chemical Company, Mallinckrodt, Inc., Corium International, Inc., and Hospira Worldwide for raw materials and drug supplies in relation to your product lines. Please revise your disclosure to include the following information about each agreement:

•	Minimum purchase agreements;

•	Exclusivity provisions;

•	Term and termination provisions; and

•	All other material terms.

Please provide us with an analysis supporting your determination that the Corium and Hospira agreements are not required to be filed as exhibits pursuant to Item 601 (b)(10) of Regulation S-K.

Response:

Eastman Chemical Company agreement:

We respectfully note that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including minimum purchase requirements. The Company believes that it has disclosed other material non-confidential terms of the agreement. A copy of the non-confidential agreement has been filed as Exhibit 10.46 to the Company’s Form 10-K.

In response to the Staff’s comment, we propose to update the Company’s disclosure in the Company’s Form 10-K for the period ended December 31, 2008, to include disclosure that the agreement may be terminated under certain circumstances, including but not limited to termination by either party for material uncured breach by the other party, or in connection with the insolvency, bankruptcy or liquidation of the other party.

Mallinckrodt agreement:

We respectfully note that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including minimum purchase requirements. The Company believes that it has disclosed other material non-confidential terms of the agreement. A copy of the non-confidential agreement has been filed as Exhibit 10.25 to the Company’s Form 10-K.

With regard to the term and termination provisions of the agreement, in response to the Staff’s comment, we propose to update our prospective disclosure in our Form 10-K filing for the year ended December 31, 2008 to include disclosure that (a) the current term of the agreement expires on September 30, 2009 and is subject to automatic renewal for additional one year terms unless either party provides one year prior notice of its intention not to renew the agreement, (b) that either party may terminate the agreement upon 30 days notice for material uncured breach by the other party, or the bankruptcy or similar proceedings involving the other party and (c) that the Company may terminate the agreement upon 60 days notice if it reasonably determines that the price being charged by Mallinckrodt is higher than the prevailing price for similar quantities of like grade or quantity, or if the Company ceases to develop or commercialize any products incorporating the products purchased from Mallinckrodt.

Corium and Hospira agreements:

With respect to the Corium and Hospira agreements, we respectfully inform the Staff that these parties are named in the Company’s disclosure solely for the purpose of providing information to investors that may be useful. These are ordinary course of business agreements for the Company, and our business is not substantially dependent on either of these arrangements. In the event that one of these suppliers were unable to provide products to the Company, we believe we would be able to procure such products from other parties. Accordingly, we believe that we are not required to file the Corium and Hospira agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Customers, page 18

8.	We note that three customers account for more than 10% of your net accounts receivable for the 2006 and 2007 fiscal years. Please revise your disclosure to identify these entities.

Response:

In response to the Staff’s comment, in future filings, we will disclose the identities of any entities from whom we have accounts receivable that individually account for more than 10% of our net accounts receivable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates Revenue Recognition, page 54

9.	Please revise your disclosure to include a roll forward of each item that reduces your gross revenue for the periods presented showing the following:

•	Beginning balance,

•	Current estimate related to sales made in current period,

•	Current estimate related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Response:

We respectfully believe that the information requested is not material to the Company due to the nature of our business and could be confusing to investors. Our business consists primarily of the development of new pharmaceutical systems. Most of the Company’s revenues (approximately 73% in the fiscal year ended December 31, 2007) result from collaborative research and development agreements with other companies and include such items as up-front payments, reimbursements for research and development expenses and milestone payments earned. None of these payments are subject to adjustment for returns or credits related to product sales. Revenues from product sales make up a much smaller percentage of our revenues (approximately 27% in 2007), and returns and credits historically have not had a material impact on the Company’s financial results (less than 0.5% of the 27%). Accordingly, estimates related to sales and returns or credits related to sales have an insignificant impact on our total reported revenues. As such, we do not believe that disclosure of such additional information would be useful in understanding the financial condition, results of operations or other aspects of our business. If we were to disclosure such additional information, it could lead to the impression that items such as returns and credits are significant to our reported revenues, which they are not.

Signatures, page 117

10.	Please confirm that your Form 10-K includes the signature of your controller or principal accounting officer. If Matthew J. Hogan, the chief financial officer, is also your controller or principal accounting officer, please confirm that you will indicate in the signature block in future filings that he is signing your filing in this additional capacity. Please refer to Instruction D to Form 10-K.

Response:

Our Form 10-K includes the signature of Matthew J. Hogan, the Company’s Chief Financial Officer and Principal Accounting Officer. We will indicate in the signature block in all future filings that Mr. Hogan is signing in his additional capacity as Principal Accounting Officer.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Notes to Unaudited Condensed Financial Statements

Note 2. Strategic Agreements Agreement with Alpharma, page 10

11.	We note that you have entered into a development and license agreement with Alpharma Ireland Limited with regard to ELADUR. Please revise your disclosure to provide a description of the royalty provisions that will be triggered upon commercialization of ELADUR, including the percentage of royalties.

Response:

We respectfully note that the Company’s request for confidential treatment with respect to provision of this agreement, including royalty provisions, was granted by the Commission on January 15, 2009. The Company believes that it has disclosed the material non-confidential portions of the agreement, a copy of which was filed as Exhibit 10.52 to our Form 10-Q for the period ended September 30, 2008.

*  *  *  *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan
Chief Financial Officer
(Principal Accounting Officer)